Amended
(Amendment adds evaluation of disclosure controls)

RUBICON MINERALS CORPORATION

Management’s Discussion & Analysis

For the Year Ended December 31, 2005

Suite 1540 - 800 West Pender Street, Vancouver BC V6C 2V6
Tel: 604.623.3333 Toll free: 1.866.365.4706 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com
www.rubiconminerals.com

RUBICON MINERALS CORPORATION – MD&A December 31, 2005

INTRODUCTION

This Management Discussion and Analysis (“MD&A”) dated March 26, 2005 (except in regard to the March 29th announcement of a financing - see Liquidity below) includes financial information from, and should be read in conjunction with, the audited annual financial statements for the fiscal year ended December 31, 2005. Please refer to the cautionary notices at the end of this MD&A. Rubicon Minerals Corporation (the “Company”) reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles (“GAAP”) in Canadian dollars. Please see note 10 of the audited consolidated financial statements of the Company for a reconciliation between Canadian and United States GAAP.

Rubicon Minerals Corporation is a Canadian based mineral exploration-stage company that explores for commercially viable gold and base metal deposits. In addition the Company selectively invests in other mineral exploration and resource companies which the Company deems to be of merit.

The Company’s key assets are in the Red Lake gold camp, in the Province of Ontario and a number of district-scale gold exploration properties in the Province of Newfoundland and Labrador. The Company also has a 60.4% investment in a subsidiary named Toquima Minerals Corporation (“Toquima”) that holds gold and base metal exploration properties in the States of Nevada and Alaska in the United States. The Company also has a 38.8% interest in Africo Resources Ltd., a private B.C. Company that controls an option to acquire a 75% interest in a copper-cobalt resource located in the Democratic Republic of Congo. The Company does not have any assets or mineral properties that are in production or that contain a reserve.

The Company is a reporting issuer in the provinces of British Columbia, Alberta, Ontario and Quebec in Canada as well as with the SEC in the United States. The Company’s common shares trade on the TSX in Canada under the symbol ‘RMX’ and on the American Stock Exchange in the United States under the symbol ‘RBY’.

HIGHLIGHTS

Re-organization

On November 21, 2005, the Company announced a corporate restructuring which would have the result of dividing its existing portfolio of mineral properties into three separate public companies. Following the corporate restructuring, the Company will continue to hold the Ontario properties and USA properties (subject to the Carlin Gold - Toquima agreement - see below under Toquima). One of the newly created companies will hold all of the Company’s Newfoundland properties. The other newly created company will hold all of the Company’s investment in Africo Resources Ltd. Management expects that the Africo shares will only be held temporarily in this company and will further be distributed to the shareholders of Rubicon as described in the following paragraph. The proposed reorganization of the Company will be accomplished by way of a statutory plan of arrangement and is subject to shareholder, regulatory and court approvals.

In March of 2006 the board of directors of Africo informed Rubicon that Africo intends to expeditiously carry out a public offering of its securities. In conjunction with this, Africo will undertake, on a best efforts basis, to raise sufficient funds to allow it to commence development of the Kalukundi deposit, pursuant to and contingent upon, completion of a bankable feasibility study. As part of the public offering process, Africo has agreed to assist Rubicon in the distribution of its Africo shareholdings to Rubicon’s shareholders. Upon completion of these transactions, Rubicon’s shareholders will hold their interest in Africo directly which Rubicon’s management feels will maximize the investment’s value.

Red Lake exploration

McFinley Property

The Company spent $2.5 million on its 100% owned McFinley property during the fiscal year ended December 31, 2005. A 43-101 technical report was completed on the property in December 2005 and is available on www.sedar,com

During the first quarter of 2005, the Company completed a 7,491 metre diamond drilling program on the McFinley property. Drilling doubled the extent of the Phoenix Zone. Mineralization within the main lens (PZ-1) now extends for 500 metres in strike length and to a depth of more than 200 metres below surface. Significant intercepts include:

•	17.24 g/t gold over 2.15 metres (PZ-59)
•	34.17 g/t gold over 1.20 metres (included in PZ-58)
•	8.89 g/t gold over 2.40 metres (PZ-77)
•	12.55 g/t gold over 1.15 metres (PZ-80)

RUBICON MINERALS CORPORATION – MD&A December 31, 2005

Several new zones/lenses are identified in both the hanging wall and footwall to the main lens of mineralization. Highlight drill intersections include:

•	53.27 g/t gold over 1.60 metres (PZ-81)
•	20.18 g/t gold over 1.30 metres (PZ-76)
•	11.04 g/t gold over 2.00 metres (PZ-75)

During the 2005 winter exploration program, a previously unknown, gold bearing, carbonate, ankerite replacement zone (CARZ) was discovered. This new zone of mineralization is located 75 metres structurally above the main Phoenix Zone. It is a complex, 20 to 30 metre thick zone of carbonate, ankerite replacement, containing numerous colloform banded ‘snowbank’ veins up to 5 metres thick. These veins are variably silicified and mineralized over thicknesses up to 14 metres, with fine grained, needle arsenopyrite. The structural control on the CARZ is not clear, however a flat lying (30º- 40 º), west-dipping fault, located at the base of the zone may play a significant role. Intersections include:

•	5.16 g/t gold over 8.95 metres (incl. 29.50 g/t over 0.45 metres) (PZ-82)
•	6.00 g/t gold over 7.70 metres (PZ-83)
•	5.22 g/t gold over 6.50 metres (PZ-84)
•	1.93 g/t gold over 14.0 metres (PZ-92)

Alteration and mineralization associated with the newly discovered zone, located 75 metres structurally above the main Phoenix lens, now extends over a 120 metre strike length, 60 metres down dip and remains open. Chemically reactive massive colloform-crustiform ankerite veins are an important host of ore in Goldcorp’s High-Grade Zone, and the identification of this style of mineralization in the Phoenix Zone area further confirms the similarities between the two gold systems.

Please see the Company’s press releases dated May 4, 2005 and the Company’s website for additional details.

The Company plans to continue exploration on the project in the summer of 2006. Exploration will focus on expanding the current limits of mineralization and to investigate potential for development of multiple gold zones similar to those found at Goldcorp’s high-grade zone.

Other Red Lake properties

The Company spent $1.1 million in exploration which was primarily funded by partners who optioned into the Company’s properties.

DMC Property

In November, 2005, the Company signed an option agreement on its DMC property whereby Agnico-Eagle Mines Ltd. has the option to acquire a 51% interest in the property by spending $2.25 million in exploration costs over a three year period, including a firm commitment to spend $500,000 in exploration in the first year of the agreement (completed). Agnico-Eagle Mines Ltd. is required to make cash payments totaling $110,000 including a $25,000 firm commitment in the first year (completed). Upon vesting, Agnico Eagle will have a further option to increase its interest up to 65%.

Slate Bay Property

The Company optioned its Slate Bay project in Red Lake whereby King’s Bay Gold had the option to acquire a 51% interest in the property by spending $2.75 million in exploration costs over a four year period, commencing March 1, 2005 and including a firm commitment to spend $250,000 in exploration costs in the first year of the agreement. Kings Bay Gold made an initial payment of 25,000 of its common shares to the Company. Subsequent to the year end, Kings Bay terminated the option.

King’s Bay Gold Corporation funded a five hole (1498 m) drill program that commenced in August of 2005 on the Slate Bay property. Drilling confirmed the presence of ultramafic stratigraphy in the western portion of the property and returned anomalous sub-economic gold values. Further drilling is recommended.

RUBICON MINERALS CORPORATION – MD&A December 31, 2005
Red Lake North Property

In the first quarter of 2005, Goldcorp Inc. funded drill program consisting of three holes (738 metres) on the Red Lake North Property. The program was reconnaissance in nature, consisting of widely spaced holes, ranging in length from 167 metres to 288 metres. Drillholes confirmed the southwest strike continuation of Sidace Lake area stratigraphy along the northern margin of the Blackbear Intrusion now know to track the length of the Red Lake North property for a distance of >10 km. Moderate potassium alteration up to 190 m thick with variable development of quartz-sericite, quartz-sericite-biotite, and sericite-biotite-amphibole schist alteration compares favourably with that observed in the main Sidace Lake gold zones, albeit somewhat weaker in intensity. In March, 2006, Planet Exploration Inc. announced further encouraging results from its Sidace Lake Property which is immediately adjacent to the Red Lake north property. Further close-spaced detailed drilling is required to define the alteration within the stratigraphy.

Adams Lake Property

Goldcorp Inc. funded a drill program consisting of two holes (612 metres) in late March 2005 on the northern portion of the Adams Lake property, Balmer and Bateman Townships, within the Red Lake Mining Division, Ontario. Drilling confirmed the presence of the Pindar Creek ultramafic rocks of the Balmer stratigraphy. Anomalous sub-economic gold values were returned.

In August 2005, Goldcorp Inc. funded a drill program consisting of a further five holes (1,346.8 metres) on the property. The program was shut down early due to swampy ground conditions preventing access to planned targets and it is recommended that they be drilled during the winter.

Goldcorp failed to meet their expenditure commitment in 2005 and thus their option at Adams Lake and Red Lake North was terminated. Rubicon retains a 100% interest and considers both projects to be strategically located in the camp. The company will review plans for both properties and will consider new partnerships to advance them

West Red Lake Property

The Company and Redstar Resources Corp. renegotiated a previous option agreement on this property. Under the new agreement, Redstar is required to make a $25,000 cash payment in total to Rubicon and to a third party, issue 250,000 of its common shares to Rubicon by February 28, 2005. Over a four year period, Redstar must make additional cash payments of $175,000 and issue an additional $75,000 in common shares and complete $1.1 million in work expenditures to earn a 51% interest in the property. Redstar can elect to earn an additional 9% by spending an additional $3 million. Redstar is currently operating the exploration programs on the properties. Ongoing exploration is currently taking place.

Manitou Property

The Company optioned the Manitou Property consisting of 301 unpatented mining claims located in the Harper Lake and Lower Manitou Lake Townships, Kenora Mining Division, Ontario on June 30, 2005. The Company has the right to acquire 100% interest in the property by making $210,000 ($15,000 paid) cash payments and 70,000 shares over three years. The property was optioned based on 2004 channel sampling performed on the Dryden-Red Lake showing that returned assays of 54 g/t Au over 30cm, 16 g/t Au over 50cm and 17 g/t over 22cm and were followed up by grab samples by Rubicon geologists that returned values of 233 g/t Au, 36 g/t Ag and 0.6% Zn and 120 Au, 14 g/t Ag and 0.25% Zn.

Gold mineralization is observed in shear zone hosted quartz veins and the surrounding wall rock within the shear zones. Associated sulphides include chalcopyrite, pyrite, sphalerite and galena. During the summer and late fall of 2005, $104,000 of work conducted on the property included initial prospecting, geological mapping, soil sampling and local trenching. Based on anomalous results returned, the Company feels that further work is warranted at the Dryden/Red Lake showings.

English Royalty Division (“ERD”)

During 2003, the Company acquired rights to cash and share option payments and contractual interests in an initial portfolio of 63 mineral interests, mainly in the Red Lake district of Ontario, from prospector Perry English, in exchange for $500,000 and 250,000 of the Company’s shares. A yearly bonus is currently paid to Mr. English amounting to 20% of cash option receipts and 15% of the value of share option receipts. The Company continues to engage Mr. English to acquire additional mineral properties of merit for optioning to third parties. In addition, the initial portfolio of mineral properties in the ERD included 14 mineral properties previously optioned to the Company which it now owns through the ERD. As a result, the Company has saved $231,000 in option payments to the end of 2005.

As at December 31, 2004, the Company had spent a total of $1.4 million on acquisition and maintenance costs and recovered $1.0 million from option receipts, leaving a net carrying cost of $0.41 million (excluding saved option payments).

RUBICON MINERALS CORPORATION – MD&A December 31, 2005

During 2005, the company spent $162,000 on acquisition and maintenance costs and recovered $141,000. As at December 31, 2005, the English Royalty Division properties had a carrying cost of $0.44 million (excluding saved option payments which Rubicon would otherwise have to have made).

Due to the acquisition of several new properties in late 2005, the expected payback of ERD costs in 2005 is now anticipated to occur during 2006. Since year-end, 9 new property agreements have been entered into, which offset these costs.

Newfoundland exploration

Overall, the Company spent $2.4 million in acquisition and exploration in Newfoundland, of which $435,000 was funded by partners Placer Dome and Meridian Gold. Highlights from the significant properties are as follows:

Golden Promise Trend Properties

Golden Promise project

During the 1st quarter of 2005, Placer Dome (Canada) Inc. (“Placer”) funded a $0.2 million geochemical program (1,650 samples) on the Golden Promise gold project. This program has defined several new targets throughout the property that require follow-up testing via trenching. Placer notified the Company in March 2005 that it has elected to withdraw from the exploration agreement covering the Golden Promise gold project. The property now reverts 100% back to the Company.

Since 2003, Placer has spent in excess of $1.7 million on exploration of the Golden Promise gold project and the project has greatly benefited from Placer’s involvement. The exploration programs included diamond drilling at Jaclyn and a preliminary evaluation of the approximately 580 square km including regional prospecting, geological mapping, soil geochemistry and a high resolution airborne magnetic and electromagnetic survey that identified numerous new gold targets.

During the 3rd quarter of 2005, a trenching program was completed that was designed to follow-up on elevated Au values from soils collected on the Rushy Pond grid on the eastern part of the Golden Promise Property. In total 7 trenches were excavated each encountering bedrock. One trench exposed minor quartz veining and sulphides while the others exposed no significant mineralization or alteration. Assays have been returned for channel samples collected during the program and no significant values were obtained. No further work is planned for the Rushy Pond grid. The Company continues to complete prospecting and soil sampling over various parts of the Golden Promise Property.

The Company completed a 43-101 technical report on the Golden Promise property in December, 2005 which is available on the Sedar website at www.sedar.com. The Company is evaluating options including expressions of interest from third parties to further expand the area of known mineralization within the Jacklyn-Christopher area.

South Golden Promise Property

The property comprises 8 map-staked licences (1072 claims) that are currently registered to Crosshair Exploration and Mining Corporation (“Crosshair”) who are earning a 60% interest in the claims. A 2005 trenching program at the Snow White prospect was successful in exposing a composite quartz vein system over a strike length of 170 m, locally up to 5 m wide and open in all directions. The trenching returned grades of up to 232.0 g/t Au in grab samples and up to 29.7 g/t Au over 0.5 metre in channel samples. Crosshair is planning a diamond drill program to test the Snow White occurrence during the first half of 2006.

Glenwood-Botwood Trend Properties

H-Pond Project

In 2004, the Company’s exploration program on its 100% controlled H-Pond project, located 10 kilometres from the town of Gander, led to the discovery of multiple, thick, extensively veined and altered, gold-bearing zones interpreted to extend over a minimum distance of four kilometres based on diamond drilling, trenching, gold bearing float and gold in-soil anomalies. The Company considers H-Pond to represent a significant early stage gold discovery that merits additional drilling.

During 2005, the Company completed a 20 hole, 3,552 metre diamond drilling program that intersected additional high grade gold. The 2005 drilling extended the mineralized zone over a strike length to 450 metres and to a vertical depth of 250 metres. Twelve of the twenty holes that have tested the H-Pond prospect contained visible gold. Significant intercepts include:

•	Hole HP-05-09 - 9.02 g/t Au over 0.8 m (including 15.02 g/t over 0.4 m)
•	Hole HP-05-11 - 6.91 g/t Au over 1.85 m (including 31.75 g/t over 0.35 m)
•	Hole HP-05-15 - 9.79 g/t Au over 1.15 m (including 14.40 g/t over 0.5 m)

RUBICON MINERALS CORPORATION – MD&A December 31, 2005
At the Pocket Pond Prospect, located 3 km south of the H-Pond prospect, a single drill hole intersected a visible gold bearing quartz vein that correlates with gold bearing quartz veining exposed by surface trenching. Significant results include 5.27 g/t gold over 1.55 metre (including 13.90 g/t gold over 0.55 metre) and 0.50 g/t gold over 3.2 metres

Additional activities on the H-Pond project in 2005 included:

•
Continued prospecting on the property in 2005 led to the discovery of a new gold float occurrence located 2.7 kilometres north-northwest of the previously drilled H-Pond prospect. Samples of the large (80 cm by 75 cm by 65 cm) angular gold bearing boulder collected by Rubicon prospectors assayed 25.68 oz/t gold (798.87 g/t), 18.39 oz/t gold (572.03 g/t), 16.38 oz/t gold (509.40 g/t), 17.12 oz/t gold, (532.60 g/t) and 8.00 oz/t gold (248.68 g/t).

•
Channel sampling and geological mapping of 2004 trenches in the Lachlan area (~6 kilometres south of the H-Pond discovery). A total of 140 channel samples were collected. The highest gold value were 962 ppb Au over 1.0 m, 790 ppb Au over 1.0 m, 715 ppb Au over 0.5 m, and 645 ppb Au over 0.5 m. There are no immediate plans for follow-up work at the Lachlan area, which comprises a small portion of the H-Pond project.

•
A 2-week geological mapping program completed on the H-Pond trend focused on gathering more structural information and characterizing the morphology and nature of mineralized quartz veins and the host bedrock.

•	The Company completed a 43-101 technical report on the H-Pond project (JBP Linear property) in December 2005 and it is available on the Sedar website at

This new gold float occurrence is a further indication that the H-Pond system is extensively developed on Rubicon claims. Rubicon controls approximately 35 kilometres of strike potential along this prospective belt. Drilling and trenching is planned for H-Pond prospect and the new discovery area in 2006.

Huxter Lane project

In December 2004, the Company optioned four mineral licenses known as the Huxter Lane Property to Meridian Gold Company. Under the terms of the agreement, Meridian can earn a 55% interest in this 1350 hectare property by spending $1,000,000 over a period of three years, make the underlying cash payments to the vendor and by paying the Company approximately $61,400. Meridian may earn an additional 10% by funding the project to a bankable feasibility study and an additional 5% (for a total interest of 70%) by funding all costs to a positive production decision. The target is an intrusive-related gold deposit.

During 2005, Meridian Gold funded and Rubicon operated a systematic program of soil sampling, prospecting, trenching and IP ground geophysical surveying on the Huxter Lane Property. Highlights of sampling to date include several soil samples >100 ppb gold. Samples from prospecting have returned values up to 4 g/t gold. Trenching and channel sampling programs carried out in the fall of 2005 by Rubicon has uncovered widespread mineralization in trenches over an area of approximately 550 metres in the porphyry as well as contact zones between the porphyry and ultramafic. Highlights of channel sampling to date include: 6.87 g/t Au over 2.6 m, 6.08 g/t Au over 2.9 m and 4.19 g/t Au over 3.2 m. Two channel samples from the Mosquito Hill Occurrence returned 15.3 g/t over 0.8 metres and 12.6 g/t over 0.45 meters.

Proposed work during 2006 includes flying of a high-resolution airborne magnetic/electromagnetic survey over the entire property and completion of a diamond drill program targeting the mineralization discovered through trenching at Mosquito Hill.

Avalon Trend properties - Berg Project

In January 2005, IAMGold notified the Company of its decision to terminate its option on this project. The Company is seeking a new partner to advance this project.

Base Metal Properties - Seal Bay Property

The Company completed a 4 hole, 1124 metre diamond drill program in November-December 2005. Highlights include:

Drill hole SB05-10ext:- 101 ppm Cu, 363 ppm Pb, 2162 ppm Zn, 111 ppb Au, 10.7 g/t Ag over 10.5 metres.
Drill hole SB05-16ext - 188 ppm Cu, 3.5 ppm Pb, 199 ppm Zn, 5 ppb Au and 0.2 g/t Ag over 16.5 metres.

RUBICON MINERALS CORPORATION – MD&A December 31, 2005

The Company has earned a 51% interest in the property as required by an amended Seal Bay agreement dated July 15th, 2002. A Joint Venture is currently being formalized.

Investments

Africo Resources Ltd.

At December 31, 2005, the Company held a 37.4% interest in Africo Resources Ltd. (“Africo”), a private B.C. company that controls an option to acquire a 75% interest in a copper-cobalt resource located in the Democratic Republic of Congo (the Kalukundi deposit). The Company accounts for this investment on an equity basis.

During the year, Rubicon invested a further $4.2 million through Africo private placements to bring its ownership in Africo to 7.3 million shares or 37.4%. An additional 284,401 shares were purchased in January 2006 to bring the investment to 7.6 million shares, 38.8% with an average investment cost per share of $0.92.

In February, 2006, the Company received a new 43-101 compliant mineral resource statement from Africo Resources Ltd. prepared by RSG Global Ltd. of Perth, Australia, for the Kalukundi deposit. The new estimate, which updates the previously released Inferred Resource, is based on incorporation of 61 additional drill holes which comprise part of the ongoing feasibility study.

Highlights of report

Measured & Indicated category: 12.15 million tonnes grading 2.45% copper and 0.61% cobalt between surface and 200 metres below surface. Of these combined categories, 79.4% of the resources are classified as Measured Resources.

Inferred Category: 15.02 million tonnes grading 2.63% copper and 0.58% cobalt between surface and 200 metres below surface.

Independent consultant, RSG Global, indicates there is exploration potential for approximately 16 million tonnes of additional resources by carrying out further drilling below 200 metres.

In addition to the reported resources, there exists a number of other areas of surface oxide mineralization on the property, not yet evaluated. These are considered to be high priority drill targets by Africo and are thought to hold potential for additional resources. Thus, Africo is planning to undertake additional drilling to further assess the resource base below 200 metres.

The resource statement contained herein was prepared by Dr. Julian Verbeek MAusIMM, Principal Consultant for RSG Global of Perth, Australia, in accordance with National Instrument 43-101. Rubicon Minerals' qualified person, as defined by National Instrument 43-101, is David Adamson, PhD, President and CEO of Rubicon Minerals Corporation. See the news release dated February 8, 2006, filed on Sedar and our web-site for additional information on this report.

The resource reported above forms part of an ongoing feasibility study on the Kalukundi deposit which is expected to be delivered before the end of April, 2006.

Toquima Minerals Corporation (60.4% owned subsidiary)

Palmer Property, Alaska

Due to lack of funding, no exploration was carried out on the Palmer property in 2005.

Nevada properties

Accomplishments in 2005

•	Signed joint venture agreement with Newmont Mining Company for the LHS property, Pershing County. Newmont completed a 22-hole, 12,285 foot reverse circulation drill program on the property.
•	Signed joint venture agreement with Romarco Minerals Corporation for the Pine Grove property, Lyon County.
•
Signed joint venture agreement with Piedmont Mining Company for the Dome-HiHo property, Lander County. Piedmont completed a 14 hole, 5,315 ft drill program on the HiHo portion of the property in November 2005.

•	Completed a 505 sample soil geochemistry program at Willow-Currant property, Elko County.
•	Completed a 194 sample stream sediment geochemistry program on the Swales Mountain property, Elko County.

RUBICON MINERALS CORPORATION – MD&A December 31, 2005

Subsequent to December 31, 2005

•	Newmont returned the LHS property in February 2006.
•	Romarco completed a Phase I drill program at Pine Grove in February 2006

Plan of Arrangement

On February 8, 2006 the Rubicon agreed to a plan of arrangement whereby all of the Company’s shares of Toquima Minerals Inc. will be acquired by Carlin Gold Corp. (“Carlin”). Consideration to Rubicon will consist of 4.3 million shares of Carlin (approximately 13% of outstanding Carlin shares after the arrangement) and 3.5 million shares (26%) of a new company (“Newco”) that will own Toquima’s Palmer, Alaska project. Should “Newco” be unable to complete an initial public offering, Rubicon will receive 3.5 million more Carlin shares (7%) of Carlin, instead of the “Newco” shares and the Palmer property will remain a property of Carlin through its subsidiaries. The plan of arrangement is subject to court and regulatory approval.

RISKS AND UNCERTAINTIES

The success of the Company depends upon a number of factors, many of which are beyond our control. Typical risk factors and uncertainties, among others, include political risks, financing risks, title risks, commodity prices, exchange rate risks, operating and environmental hazards encountered in the exploration, development and mining business and changing laws and public policies. Risk factors are more fully described in our Annual Information Form, on file at www.sedar.com .

Additional information on the Company, including our Annual Information Form and other public filings, are available on SEDAR at www.sedar.com

SELECTED ANNUAL INFORMATION (based on Canadian GAAP)

Fiscal Year ended	2005	2004	2003
Interest and miscellaneous income	$82,232	$150,018	$153,910
Gain on sale of investments	$76,765	$694,769	$19,703
Net loss	$3,644,284	$4,082,836	$2,312,394
Basic and diluted net loss per share	$0.06	$0.08	$0.05
Total assets	$33,320,369	$30,319,662	$29,963,297
Total long-term financial Liabilities (Non-controlling interest)	$407,479	$474,340	$682,594
Cash dividends	Nil	Nil	Nil

The major factors that caused significant variations in net loss were the recording of stock-based compensation when stocks options were granted, the write-down of properties based on a periodic review of such properties, gains on sales of investments and tax recoveries recorded on the renunciation of exploration expenditures to flow-through share holders. The flow-through share tax recovery was recorded for the first time in 2005 due to pronouncement EIC-146 issued by the CICA in 2004 and adopted by the Company in 2005. None of these factors have identifiable trends.

OPERATING RESULTS

Fiscal year ended December 31, 2005 compared to Fiscal year ended December 31, 2004

For the fiscal year 2005, the Company incurred a net loss of $3.6 million ($0.06 per share) compared to a net loss of $4.1 million ($0.07 per share) incurred in fiscal year 2004, a decrease in net loss of $.5 million.

RUBICON MINERALS CORPORATION – MD&A December 31, 2005

Significant items making up this decrease were as follows:

•
Investor relations expense increased by $140,000 due to a combination of the engagement of Renmark Financial for investor relations services, salary increases for the Vice President Investor Relations and increased travel and conference costs.

•
Salary expense was higher by $100,000 due to a combination of a payment, pursuant to a settlement agreement, to Michael Gray, the former Vice-President Exploration, new director’s fees for independent directors and hiring fees for the new CFO and accountant.

•	Stock based compensation was down by 300,000 due to lower fair values and later vesting in current agreements.
•	Re-organization costs represent the costs associated with the planned split up of the company as discussed below under re-organization.
•	Property write-offs were unchanged.
•	Option receipts and administration fees in excess of property costs represent amounts received from optionees of the Company’s properties, in excess of costs incurred to date by Rubicon.
•
Gain on sale of investments was down by $600,000. In the current year this represented sale of junior mining stocks received from optionees of the Companies properties including ERD properties. In the prior year the gain was from the sale of Africo shares only.

•	Gain on settlement of debt of $100,000 was a consequence of a reduction of legal fees charged to the subsidiary, Toquima Minerals Corp. for its IPO that was not completed.
•	Increase in loss on equity investment of $263,000 represents the Company’s percent interest in the estimated losses of Africo Resources Ltd.
•
The $1million, non-cash, future income tax recovery item recorded in 2005 reflects the reinstatement of unrecorded prior tax loss benefits, due to the renunciation, in February 2005, of flow-through share expenditures.

Fiscal year ended December 31, 2004 compared to Fiscal year ended December 31, 2003

For the fiscal year 2004, the Company incurred a net loss of $4.1 million ($0.07 per share) compared to a net loss of $2.3 million ($0.05 per share) incurred in fiscal year 2003, an increase in net loss of $1.8 million.

Significant items making up this increased loss were as follows:

•
The Company wrote off $1.7 million in deferred property costs during fiscal year 2004 compared to $0.2 million in fiscal 2003, an increase of $1.5 million. Write-offs are taken, of the costs of particular properties, whenever the company concludes, based on results of exploration or other economic factors, that further work is not warranted.

•
Salary expense increased in fiscal year 2004 by $0.2 million with the hiring of additional staff and salary increases. The Company notes that, due to the competitive market driven by high commodity prices and demands, that incentives for key employees forms an important element in maintaining its competitive advantage. In making these determinations, the board of Directors has relied, in part, on external third party recommendations.

•	Office expense increased in fiscal year 2004 by $0.1 million due primarily to new Director and Officer’s insurance costs.
•
Stock based compensation increased in fiscal year 2004 by $0.4 million partly with the granting of a higher number of employee options (1,435,000 share options in fiscal year 2004 versus 895,000 share options in fiscal year 2003) and partly due to a higher fair value of the options granted. The increase in consulting fees was primarily due to the stock based compensation for options granted to a consultant.

•
The higher operating expenses were partly offset by an increase in gain on the sale of investments. The Company recorded a gain of $0.7 million in fiscal year 2004 compared to $19,703 in fiscal year 2003, an increase of $0.7 million. Most of the gain was generated from the resale of part of its initial investment in shares of Africo Resources Ltd.

•
The Toquima IPO costs included a substantial amount of legal, professional fees and other costs associated with the proposed listing of Toquima on the TSX Venture Exchange. The listing was not completed.

SUMMARY OF QUARTERLY RESULTS (Based on Canadian GAAP)

Quarter	2005 Fourth	2005 Third	2005 Second	2005 First	2004 Fourth	2004 Third	2004 Second	2004 First
Interest and miscellaneous income	$ 26,202	$ 6,637	$ 14,977	$ 34,416	$ 32,033	$ 27,484	$ 41,140	$ 49,361
Gain (loss) on sale of investments	$ (20,592)	$(19,077)	$ -	$116,434	$ 14,747	$682,161	$ (2,139)	$ -
Net loss	$ 1,637,596	$ 647,715	$657,611	$299,464	$2,043,399	$377,943	$675,878	$985,616
Basic and fully diluted net loss per share	$ .03	$ 0.01	$ 0.01	$ 0.01	$ 0.03	$ 0.01	$ 0.01	$ 0.02

(see Selected Annual Information, above, for factors causing variations)

LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Capital Resources - Fiscal year ended December 31, 2005

The Company had working capital of $3.2 million as at December 31, 2005 compared to $6.4 million as at December 31, 2004.

RUBICON MINERALS CORPORATION – MD&A December 31, 2005

During fiscal year 2005, the Company issued 10,232,000 common shares raising $6.5 million (net of cash costs of $.9 million), issued 482,493 common shares from the exercise of warrants for cash proceeds of $0.6 million and issued 300,000 common shares from the exercise of options for cash proceeds of $0.3 million for total net cash proceeds of $7.3 million ($3.2 million - fiscal year 2004).

Included in the above are 1 million flow-through shares issued for gross proceeds of $1.4. All these funds were restricted to expenditures on exploration. At year end, the amount of $112,500 remained restricted for this purpose.

Other sources of funds included recovery of exploration costs from optionees of the Company’s properties and option payments - $1.4 million and the sale of junior mining stocks that the Company had received as option payments - $0.8 million.

On March 29, 2006, the Company announced that it had entered into an agreement with underwriters to issue 6.8 million commons shares at $1.48 per share on a bought deal basis for gross proceeds of approximately $10 million (Note 14(f)), subject to regulatory approvals. When this financing closes, the Company will have sufficient funds to meet its working capital requirements for the next 12 months and to continue exploring its properties, further invest in Africo Resources and fund the re-organization of the Company as discussed below.

Liquidity and Capital Resources - Fiscal year ended December 31, 2004

The Company had a working capital position (excluding minority interest amount of $0.5 million) of $6.4 million as at December 31, 2004 compared to $11.6 million (excluding minority interest amount of $0.7 million) as at December 31, 2003. The working capital position also does not include $3.2 million (at cost) in investments in a number of publicly listed and private companies ($0.4 million - December 31, 2003) and the final tranche of a flow-through financing of $1.2 million (net of costs) completed in January 2005.

During fiscal year 2004, the Company issued 2,093,412 flow through common shares raising $2.5 million (net of cash costs of $0.4 million), issued 525,161 common shares from the exercise of warrants for cash proceeds of $0.6 million and issued 79,000 common shares from the exercise of options for cash proceeds of $0.1 million for total net cash proceeds of $3.2 million ($16.5 million - fiscal year 2003).

The Company also disposed of part of its investments, including part of its initial purchase of Africo Resources Ltd. (“Africo”) shares for proceeds of $2.5 million.

Investing Activities - Fiscal year ended December 31, 2005

For the fiscal year 2005, the Company spent $6 million on mineral property acquisition and exploration. Of that amount the Company recovered $1.4 million of exploration expenditures and option payment from optionees of the Company’s properties. In addition, the Company issued 159,000 common shares valued at $152,000 and paid $.5 million cash both as option payments to vendors.

The Company invested an additional $4.0 million to acquire common shares in Africo to maintain its equity percent interest in Africo at close to 38%.

Investing Activities - Fiscal year ended December 31, 2004

For the fiscal year 2004, the Company spent $9.1 million in exploration costs and cash option payments (including $0.8 million spent by Toquima). The Company used $5.0 million from its working capital reserve, recovered $3.9 million (45% of total exploration costs, excluding Toquima) from joint venture partners and other parties and received $0.2 million in management fees. In addition, the Company issued 123,827 common shares valued at $0.2 million to pay property share option payments to vendors and received $0.6 million in common shares from option holders.

The Company invested $4.0 million (including due diligence costs) to acquire common shares in Africo and subsequently sold part of its investment in Africo for cash proceeds of $2.3 million with a net gain of $0.7 million. The Company as at December 31, 2004 held 35.6% of Africo at a carried cost of $2.4 million.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements other than what is disclosed under commitments in note 9 of the consolidated financial statements of the Company.

RUBICON MINERALS CORPORATION – MD&A December 31, 2005

TRANSACTIONS WITH RELATED PARTIES

Legal services

David Reid is a director of the Company and a partner at the law firm Davis & Company. For the fiscal year ended December 31, 2005, Davis & Company invoiced the Company $302,000 net of a fee reduction granted to the Company’s subsidiary Toquima, in relation to the planned IPO that was not completed.

Point Leamington property

During 2004, the Company completed an option agreement with TLC Ventures Corp. (“TLC”) whereby TLC can acquire a 100% interest in the Company’s Point Leamington Property. At the time of the transaction, the Company and TLC had one common director. The Company and TLC negotiated the agreement based on commercial terms.

Transactions with Africo Resources Ltd., an equity accounted investment, consisted of share purchases mentioned previously and reimbursement by Africo of $101,000 in administrative service costs and feasibility costs.

See note 4, “Related Party Transactions”, in the consolidated financial statements for additional information on related party transactions with the Company for 2005.

FOURTH QUARTER

The Company incurred a net loss of $1.6 million for the quarter ended December 31, 2005 compared to a loss of $2.0 million in the comparative quarter. Both last quarters had unusually high write-offs of mineral property costs (see Note 7 to the financial statements under USA properties).

The Company had working capital of $3.2 million as at December 31, 2005 compared to $4.5 million as at September 30, 2005. The Company issued no shares during the fourth quarter, recovered $250,000 of property costs through option receipts and joint venture invoices, received $119,000 from sales of investments and spent $900,000 on exploration costs, primarily on its Seal Bay, Golden Promise, McFinley and DMC projects.

CRITICAL ACCOUNTING ESTIMATES

The Company’s accounting policies are described in Note 2 of the consolidated financial statements for the year ended December 31, 2005. The Company considers the following policies to be most critical in understanding its financial results:

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting policies requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on past experience, industry trends and known commitments and events. By their nature, these estimates are subject to measurement uncertainty and the effects on the financial statements of changes in such estimates in future periods could be significant. Actual results will likely differ from those estimates.

Carrying value of deferred property interests

The Company has capitalized the cost of acquiring mineral property interests and on-going exploration and maintenance costs. Capitalized property costs are expensed in the period in which the Company determines that the mineral property interests have no future economic value. Capitalized property costs may also be written down if future cash flow, including potential sales proceeds and option payments, related to the property are estimated to be less than the carrying value of the property. The Company reviews the carrying value of its mineral properties periodically, and whenever events or changes in circumstances indicate the carrying value may not be recoverable, reductions in the carrying value of each property would be recorded to the extent that the carrying value of the investment exceeds the property’s estimated fair value.

Under US GAAP, all exploration costs are expensed.

RUBICON MINERALS CORPORATION – MD&A December 31, 2005

Stock-based compensation

The Company has adopted the fair value based method of accounting for stock option and compensatory warrant awards granted to directors, employees and consultants. Under this method, the fair value of stock options is calculated and expensed or recorded as share issue costs at the date of grant, with the offsetting credit to contributed surplus. If the stock options are exercised, the proceeds are credited to share capital.

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options and compensatory warrants granted. This model is subject to various assumptions. The assumptions the Company makes will likely change from time to time. At the time the fair value is determined, the methodology the Company uses is based on historical information, as well as anticipated future events.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Comprehensive Income, CICA Handbook Section 1530

Section 1530 introduces new standards for reporting and display of comprehensive income. Comprehensive income is the change in equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

Section 1530 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004. The Company plans to adopt this standard for its fiscal year ending December 31, 2007. Financial statements of prior periods are required to be restated for certain comprehensive income items. In addition, an enterprise is encouraged but not required to present reclassification adjustments, in comparative financial statements provided for earlier periods.

An entity adopting this Section for a fiscal year beginning before October 1, 2006 must also adopt Section 3855 - Financial Instruments - Recognition and Measurement.

The expected effect of this new accounting policy on the Company’s financial statements cannot be reasonably determined at this time but it is not expected to have a significant impact on the Company’s business.

Equity, CICA Handbook Section 3251

Section 3251 replaces Section 3250 - Surplus. It establishes standards for the presentation of equity and changes in equity during a reporting period.

Section 3151 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004. The Company plans to adopt this standard for its fiscal year ending December 31, 2007. Financial statements of prior periods are required to be restated for certain specified adjustments. For all other items, comparative financial statements presented are not restated, but an adjustment to the opening balance of accumulated other comprehensive income may be required.

An entity adopting this Section for a fiscal year beginning before October 1, 2006 must also adopt Section 3855 - Financial Instruments - Recognition and Measurement, Section 3865 - Hedges and Section 1530 - Comprehensive Income.

The expected effect of this new accounting policy on the Company’s financial statements cannot be reasonably determined at this time but it is not expected to have a significant impact on the Company’s business.

Flow-through share renunciations, CICA Emerging Issues Committee - 146

In March of 2004, the CICA Emerging Issues Committee issued its recommendation for accounting treatment of the renunciation of flow-through shares. The recommendations were to take immediate effect and the Company adopted them at that time.

The consensus reached was that a future income tax liability should be recognized upon the renunciation of flow-through shares and shareholder equity should be reduced. In the case where a company has written-down future tax assets arising from loss carryforwards or deductible temporary differences, then those write-downs should be reversed in the amount of the future tax liability arising from the renunciation. The credit side of the entry is recorded on the income statement.

RUBICON MINERALS CORPORATION – MD&A December 31, 2005

Pursuant to this new policy, the Company recorded a $1 million future income tax recovery upon renouncing exploration expenditures in February of 2005.

DISCLOSURE OF OUTSTANDING SHARE DATA

As at March 26, 2006, the Company had the following common shares, stock options, warrants and agent warrants outstanding:

Common shares	66,571,837
Stock options	4,745,000
Warrants	4,898,101
Agent's options for units (1)	50,795
Warrants embedded in agent’s options (1)	25,398
Fully diluted shares outstanding	76,291,130
(1) Agents options include 1 common share and 1/2 share purchase warrant

DISCLOSURE CONTROLS AND PROCEDURES

The CEO and CFO have evaluated the effectiveness of the Company’s disclosure controls and procedures and have concluded, based on their evaluation, that they were effective as of December 31, 2005 to provide reasonable assurance that all material information relating to the Company and its consolidated subsidiary will be made known to management and disclosed in accordance with applicable securities regulations.

CAUTIONARY NOTICES

The Company’s audited consolidated financial statements for the fiscal year ended December 31, 2005 and this accompanying MD&A include certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 of the United States. Other than statements of historical fact, all statements in these documents, including without limitation, statements regarding potential mineralization and resources, future plans and objectives of the Company, are forward looking statements that involve various known and unknown risks, uncertainties and other factors. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of their respective dates. Important factors that could cause actual results to differ materially from the Company’s expectations include among ,other others, the ongoing results of current exploration activities, feasibility studies, on-going engineering work, changes in project parameters, and future metal prices, as well as those factors discussed under the heading “Risk Factors” and elsewhere in the Company’s documents filed from time to time with the Toronto Stock Exchange, Canadian, United States and other securities regulators. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice.

Work on the Projects was carried out or reviewed under the supervision of the following Qualified Persons as defined under NI 43-101: David Adamson, Ph.D. for Africo Resources Ltd., Marc Prefontaine., P.Geo., for the McFinley Project, Terry Bursey, B.Sc.Hons., P.Geol., for the Adams Lake, Red Lake North, DMC and Manitou Projects and David Copeland, M.Sc., P.Geol., for the Newfoundland projects.